
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 19, 2008

Donald E. Graham
Chairman and Chief Executive Officer
The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071

> **Re: The Washington Post Company**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-06714**

Dear Mr. Graham:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

1.   It appears that you used the Towers Perrin Survey of Compensation and Media Executives for benchmarking purposes. If you use surveys for benchmarking purposes, you must identify the companies in the surveys. Please confirm in your

response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers' compensation. See Regulation S-K Item 402(b)(2)(xiv). For additional guidance, please refer to Question 118.05 of the Division of Corporation Finance's compliance and disclosure interpretations regarding Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Elements of Compensation, page 15

Performance-Based Incentive Compensation, page 16

2.   We note that annual bonuses and the payout on performance units are based upon achieving business unit and corporate performance goals. In future filings, please disclose the performance targets that must be reached for the payment of annual bonuses and for payouts on performance units. See Item 402(b)(2)(v) of Regulation SK. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. If you believe you have a sufficient basis to keep the information confidential, discuss in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance target. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. For guidance, please refer to Question 118.04 of the Division of Corporation Finance's compliance and disclosure interpretations regarding Regulation S-K.

3.   Please disclose the percentage of base salary that is the bonus target for each named executive officer under the annual incentive plan.

4.   Please discuss the threshold, target and maximum levels of performance under the performance unit plans.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director